UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 35 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on November 7, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: November 14, 2012	By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Chief Executive Officer

Exhibit 99.1

Third quarter report 2012

TORM recognized a loss before tax of USD 63 million in the third quarter of 2012 before special items of USD -15 million. "The financial results in the third quarter of 2012 were again negatively affected by the challenging market conditions as well as TORM's financial situation.
Looking forward, the recently completed restructuring agreement will enable TORM to become cash flow positive even at the current rate levels," says CEO Jacob Meldgaard.

•
The financial results in the third quarter of 2012 continued to be adversely affected by TORM's financial situation. EBITDA for the third quarter of 2012 was a loss of USD 11 million including positive mark-to-market non-cash adjustments of USD 6 million, compared to an EBITDA loss of USD 17 million in the third quarter of 2011. In addition, financial expenses for the third quarter of 2012 included USD 15 million in restructuring costs. The result before tax for the third quarter of 2012 was a loss of USD 78 million, compared to a loss of USD 70 million in the same period of 2011.

•
The product tanker freight rates were in the third quarter of 2012 at seasonally low levels. In the West, MR freight rates were negatively affected by planned refinery maintenance and limited transatlantic arbitrage. In the East, the freight rates for LR2 and LR1 vessels were supported by e.g. jet fuel cargoes from the Arabian Gulf to Brazil and the naphtha trade in general. The LR1 and LR2 freight rates also benefited from distillate arbitrage from the Middle East to the West. The MR freight rates in the East were positively impacted by imbalances within the Asia-Pacific region.

•
The freight rates in all bulk segments suffered in the third quarter of 2012 as the US grain harvest was affected by drought giving the lowest yield in six years. The Pacific spot market struggled as expected due to slower Indian activity during the monsoon season and the partly enforced commodity export ban by the Indonesian authorities.

•
As stated in announcement no. 31 dated 2 October 2012, TORM has signed a Restructuring Agreement with its banks and time charter partners that secures the Company deferral of bank debt, new liquidity and substantial savings from the restructured time charter book. As stated in announcements no. 32 and 33 dated 5 November 2012, TORM has finalized the technical completion of the restructuring including the planned changes to the share capital.

•
TORM's cost program has led to a reduction of administration costs to USD 15 million in the third quarter of 2012, equivalent to a reduction of 11% compared to the same period of 2011 and 34% compared to 2008.

•
The book value of the fleet excluding financial lease vessels as of 30 September 2012 was USD 2,167 million. Based on broker valuations, TORM's fleet excluding financial lease vessels had a market value of USD 1,316 million as of 30 September 2012. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows, in accordance with IFRS requirements. The estimated value for the fleet as at 30 September 2012 supports the book value.

•	Net interest-bearing debt amounted to USD 1,858 million in the third quarter of 2012 compared to USD 1,852 million as at 30 June 2012.

•
Cash totaled USD 13 million at the end of the third quarter of 2012 and the Company had no available credit lines. TORM has no order book and therefore no CAPEX related hereto. As at 6 November 2012 the cash and available credit lines totaled USD 65 million as planned.

•	Book equity amounted to USD 358 million as at 30 September 2012, equivalent to USD 5.2 per share (excluding treasury shares), giving TORM an equity ratio of 14%.

•
By 30 September 2012, TORM had covered 15% of the remaining tanker earning days in 2012 at USD/day 13,944 and 6% of the earning days in 2013 at USD/day 15,063. 103% of the remaining bulk earning days in 2012 are covered at USD/day 10,694 and 57% of the 2013 earning days at USD/day 14,621.

•
TORM maintains a forecasted loss before tax of USD 350-380 million for 2012 excluding accounting effects from the execution of the restructuring, further vessel sales and potential impairment charges. Due to the complexity, TORM has asked the Danish Securities Council for a ruling on the accounting effects of the restructuring.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 1 of 25

Teleconference	Contact TORM A/S
TORM will be holding a teleconference for financial analysts and investors at 15:00 Danish time today. Please call 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 887 491 0064 (from the USA). The presentation documents can be downloaded from TORM's website.

Tuborg Havnevej 18, DK-2900 Hellerup, Denmark
Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93
www.torm.com
Jacob Meldgaard, CEO, tel.: +45 39 17 92 00
Roland M. Andersen, CFO, tel.: +45 39 17 92 00
Christian Søgaard-Christensen, IR, tel.: +45 30 76 12 88

Key figures

				Q1-Q3	Q1-Q3
Million USD		Q3 2012	Q3 2011	2012	2011	2011
Income statement
Revenue		256.0	331.8	838.9	937.9	1,305.2
Time charter equivalent earnings (TCE)		109.8	148.1	364.4	474.4	644.3
Gross profit		3.1	2.3	31.0	69.2	81.0
EBITDA		-11.2	-17.0	-41.2	16.6	-43.8
Operating profit (EBIT)		-46.4	-53.1	-186.0	-92.6	-388.6
Profit/(loss) before tax		-77.6	-70.1	-288.2	-138.7	-451.4
Net profit/(loss)		-78.5	-70.4	-289.3	-140.0	-453.0
Balance sheet
Total assets		2,507.4	3,118.9	2,507.4	3,118.9	2,779.2
Equity		358.3	957.9	358.3	957.9	643.8
Total liabilities		2,149.1	2,161.0	2,149.1	2,161.0	2,135.4
Invested capital		2,204.4	2,781.8	2,204.4	2,781.8	2,425.1
Net interest bearing debt		1,858.2	1,836.1	1,858.2	1,836.1	1,786.8
Cash flow
From operating activities		5.6	-20.6	-70.5	-61.9	-74.8
From investing activities		-7.9	10.4	3.2	103.8	168.1
Thereof investment in tangible fixed assets		-8.0	-4.4	-56.5	-106.8	-118.5
From financing activities		-1.9	-41.1	-5.7	-66.1	-127.8
Total net cash flow		-4.2	-51.3	-73.0	-24.2	-34.5
Key financial figures
Gross margins:
TCE		42.9%	44.6%	43.4%	50.6%	49.4%
Gross profit		1.2%	0.7%	3.7%	7.4%	6.2%
EBITDA		-4.4%	-5.1%	-4.9%	1.8%	-3.4%
Operating profit		-18.1%	-16.0%	-22.2%	-9.9%	-29.8%
Return on Equity (RoE) (p.a.)*)		-62.7%	-27.2%	-75.9%	-17.9%	51.5%
Return on Invested Capital (RoIC) (p.a.)**)		-8.0%	-7.5%	-10.5%	-4.3%	-14.4%
Equity ratio		14.3%	30.7%	14.3%	30.7%	23.2%
Exchange rate USD/DKK, end of period		5.77	5.51	5.77	5.51	5.75
Exchange rate USD/DKK, average		5.95	5.28	5.80	5.31	5.36
Share related key figures
Earnings per share, EPS	USD	-1.1	-1.0	-4.2	-2.0	-6.5
Diluted earnings per share, EPS	USD	-1.1	-1.0	-4.2	-2.0	-6.5
Cash flow per share, CFPS	USD	0.1	-0.3	-1.0	-0.9	-1.1
Share price, end of period (per share of DKK 5 each)	DKK	2.8	7.3	2.8	7.3	3.7
Number of shares, end of period	Million	72.8	72.8	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Million	69.6	69.6	69.6	69.5	69.6

*)    Gains/losses from sale of vessels and the mark-to-market adjustments of 'Other financial assets' are not annualized when calculating the return on equity.
**)          Gains/losses from sale of vessels are not annualized when calculating the Return on Invested Capital.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 2 of 25

Results

In general, TORM's financial results continued to be negatively affected by the combination of adverse market conditions and the uncertainty about the Company's difficult financial situation.

The result before tax for the third quarter of 2012 was a loss of USD 78 million, compared to a loss of USD 70 million in the same period of 2011. The result before depreciation (EBITDA) for the third quarter of 2012 was a loss of USD 11 million, compared to a loss of USD 17 million in the same period of 2011. The result was positively impacted by mark-to-market non-cash adjustments of USD 6 million in total, compared to a loss of USD 5 million in the same period of 2011. The results for the third quarter of 2012 and also 2011 were not impacted by sale of vessels.

The Tanker Division reported an operating loss of USD 42 million in the third quarter of 2012, compared to an operating loss of USD 34 million in the same period last year.

The Bulk Division had an operating loss in the third quarter of 2012 of USD 4 million, compared to a loss of USD 16 million in the third quarter of 2011.

Other (not allocated) activities include financial expenses of USD 15 million in costs related to the restructuring of the Company's capital structure.

Profit/(loss) by segment

Million USD	Q3 2012				Q1-Q3 2012
	Tanker Division	Bulk Division	Not allocated	Total	Tanker Division	Bulk Division	Not allocated	Total
Revenue	214.0	42.0	0.0	256.0	698.0	140.9	0.0	838.9
Port expenses, bunkers and commissions	-128.9	-25.3	0.0	-154.2	-404.6	-83.4	0.0	-488.0
Freight and bunkers derivatives	0.4	7.6	0.0	8.0	-0.1	13.6	0.0	13.5
Time charter equivalent earnings	85.5	24.3	0.0	109.8	293.3	71.1	0.0	364.4
Charter hire	-39.4	-25.0	0.0	-64.4	-134.3	-75.1	0.0	-209.4
Operating expenses	-41.6	-0.7	0.0	-42.3	-121.6	-2.4	0.0	-124.0
Gross profit (Net earnings from shipping activities)	4.5	-1.4	0.0	3.1	37.4	-6.4	0.0	31.0
Profit from sale of vessels	0.0	0.0	0.0	0.0	-15.9	0.0	0.0	-15.9
Administrative expenses	-13.0	-1.9	0.0	-14.9	-42.7	-5.3	0.0	-48.0
Other operating income	0.4	0.0	0.0	0.4	1.2	0.1	0.0	1.3
Share of results of jointly controlled entities	0.3	0.0	-0.1	0.2	-5.1	0.0	-4.5	-9.6
EBITDA	-7.8	-3.3	-0.1	-11.2	-25.1	-11.6	-4.5	-41.2
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0	0.0	0.0	-41.5	-41.5
Amortizations and depreciation	-34.4	-0.8	0.0	-35.2	-101.2	-2.1	0.0	-103.3
Operating profit (EBIT)	-42.2	4.1	-0.1	-46.4	-126.3	-13.7	-46.0	-186.0
Financial income	-	-	1.3	1.3	-	-	8.1	8.1
Financial expenses	-	-	-32.5	-32.5	-	-	-110.3	-110.3
Profit/(loss) before tax	-	-	-31.3	-77.6	-	-	-148.2	-288.2
Tax	-	-	-0.9	-0.9	-	-	-1.1	-1.1
Net profit/(loss) for the period	-	-	-32.2	-78.5	-	-	-149.3	-289.3

The activity in TORM's 50% ownership in FR8 Holding Pte. Ltd. is included in "not-allocated"

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 3 of 25

Outlook and coverage

TORM forecasts a loss before tax of USD 350-380 million for the financial year 2012 excluding accounting effects from the execution of the restructuring, further vessel sales and potential impairment charges. The guidance includes special items of USD -107 million derived from impairment losses of USD 42 million related to FR8 and USD 65 million in restructuring costs – primarily fees to advisors to the Company's creditors and TORM. Due to the complexity, TORM has asked the Danish Securities Council for a ruling on the accounting effects of the restructuring.

With 6,046 earning days for 2012 open as at 30 September 2012, a change of USD/day of 1,000 in freight rates will currently impact the profit before tax by approx. USD 6 million.

As at 30 September 2012, TORM had covered 15% of the remaining earning days in 2012 in the Tanker Division at USD/day 13,944 and 103% of the remaining earning days in the Bulk Division at USD/day 10,694. The table below shows the figures for the period from 1 October to 31 December 2012. 2013 and 2014 are full year figures.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 4 of 25

Covered and chartered-in days in TORM
Data as of 9/30/2012
	2012	2013	2014	2012	2013	2014
	Owned days
LR2	799	2,824	2,904
LR1	637	2,509	2,509
MR	3,427	14,037	14,075
Handysize	1,001	3,975	3,944
Tanker Division	5,864	23,344	23,432
Panamax	180	726	694
Handymax	-	-	-
Bulk Division	180	726	694
Total	6,044	24,070	24,126

	T/C-in days at fixed rate			T/C-in costs, USD/day
LR2	-	-	-	-	-	-
LR1	785	75	-	17,914	11,000	-
MR	242	1,049	726	13,188	14,046	15,145
Handysize	-	-	-	-	-	-
Tanker Division	1,027	1,124	726	16,800	13,843	15,145
Panamax	573	1,964	1,817	14,216	12,880	12,386
Handymax	339	-	-	12,509	-	-
Bulk Division	912	1,964	1,817	13,581	12,880	12,386
Total	1,939	3,088	2,543	15,286	13,230	13,174

	T/C-in days at floating rate
LR2	182	726	725
LR1	-	-	-
MR	91	363	363
Handysize	-	-	-
Tanker Division	273	1,089	1,088
Panamax	91	726	411
Handymax	147	363	363
Bulk Division	238	1,089	774
Total	511	2,178	1,862

	Total physical days			Covered days
LR2	981	3,550	3,629	176	391	337
LR1	1,422	2,584	2,509	236	365	175
MR	3,760	15,449	15,164	643	743	-
Handysize	1,001	3,975	3,944	30	-	-
Tanker Division	7,164	25,557	25,246	1,076	1,499	512
Panamax	844	3,416	2,922	1,007	990	25
Handymax	486	363	363	365	1,167	869
Bulk Division	1,330	3,779	3,285	1,372	2,157	895
Total	8,494	29,336	28,531	2,448	3,656	1,407

	Covered, %			Coverage rates, USD/day
LR2	18%	11%	9%	15,687	16,650	16,617
LR1	17%	14%	7%	14,228	15,666	15,666
MR	17%	5%	0%	13,759	13,932	-
Handysize	3%	0%	0%	5,378	-	-
Tanker Division	15%	6%	2%	13,944	15,063	16,292
Panamax	119%	29%	1%	11,387	15,380	20,436
Handymax	75%	321%	240%	8,781	13,978	16,725
Bulk Division	103%	57%	27%	10,694	14,621	16,831
Total	29%	12%	5%	12,122	14,803	16,634

Fair value of freight rate contracts that are mark-to-market in the income statement (USD m):

Contracts not included above	0.0
Contracts included above	6.5

Notes

This coverage table took effect per 5 November 2012 upon technical completion of the restructuring. Actual no. of days can vary from projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C-in days at fixed rate do not include effects from profit split arrangements. T/C-in days at floating rate determine rates at entry of each quarter, and then TORM will recieve approx. 10% profit/loss compared to this rate.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 5 of 25

Tanker Division

The product tanker freight rates were in the third quarter of 2012 at seasonally low levels as expected. The freight markets did not improve mainly due to mixed macroeconomic growth signals and a supply overhang of tonnage.

In the West, the third quarter of 2012 was impacted by planned refinery maintenance in Europe, reducing demand for gasoline from Europe to the USA. Likewise the arbitrage for diesel from the US Gulf to Europe only saw limited activity and the tropical storm Isaac hampered product supply. The combination of these factors affected the MR freight rates negatively. The LR2 market was positively affected by the naphtha arbitrage from the West to the East as a result of Indian refinery maintenance closures.

In the East, the freight rates for LR2 and LR1 vessels were supported by e.g. jet fuel cargoes from the Arabian Gulf to Brazil and the naphtha trade in general. In addition, the European refinery closures widened the distillate arbitrage from the Middle East to the West and positively impacted the LR1 and LR2 freight rates.  The MR freight rates were positively impacted by imbalances within the Asia-Pacific region, exacerbated by refinery issues, boosting intra-regional product flows. The closure of the Richmond refinery in California, USA, and a subsequent shortage of clean products gave way for a series of MR transpacific fixtures.

The global product tanker fleet grew by less than 1% in the third quarter of 2012 (source: SSY).

The Tanker Division's results were to a significant degree adversely affected by TORM's financial situation. However, the Company outperformed spot benchmarks across all segments in the third quarter of 2012. TORM achieved LR2 spot rates of USD/day 13,581 in the third quarter of 2012, which was 25% higher than in the third quarter last year. The LR1 spot rates were at USD/day 13,512, up by 37% year-on-year, whereas TORM's largest segment (MR) was at USD/day 10,612, down by 10% year-on-year. The Handysize spot rates were at USD/day 11,263, up by 6% year-on-year.

The Tanker Division's operating loss for the third quarter of 2012 was USD 42 million, compared to a loss of USD 34 million in the same period of 2011. Mark-to-market effects were positive with USD 1 million.

Tanker Division	Q3 11	Q4 11	Q1 12	Q2 12	Q3 12	Change	12 month
						Q3 11	avg.
						- Q3 12
LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,158	1,092	899	854	989	-15%
Spot rates1)	10,836	11,959	10,814	10,206	13,581	25%
TCE per earning day2)	12,423	15,647	7,865	14,157	11,082	-11%	12,313
Operating days	1,196	1,121	1,001	1,001	1,012	-15%
Operating expenses per operating day3)	6,721	6,133	5,976	7,001	6,800	1%	6,468
LR1 (Panamax 75-85,000 DWT)
Available earning days	2,208	2,081	2,076	1,879	1,716	-22%
Spot rates1)	9,841	7,678	12,515	11,237	13,512	37%
TCE per earning day2)	9,467	9,020	12,977	11,747	12,723	34%	11,561
Operating days	644	644	637	637	644	0%
Operating expenses per operating day3)	6,481	6,419	6,389	5,798	6,136	-5%	6,186
MR (45,000 DWT)
Available earning days	4,511	4,477	4,681	4,362	4,176	-7%
Spot rates1)	11,749	14,080	14,363	11,510	10,612	-10%
TCE per earning day2)	12,910	13,335	14,082	11,418	9,843	-24%	12,236
Operating days	3,496	3,496	3,557	3,549	3,588	3%
Operating expenses per operating day3)	6,732	5,929	6,743	6,756	6,825	1%	6,566
Handysize (35,000 DWT)
Available earning days	992	978	989	981	1,007	1%
Spot rates1)	10,582	9,483	12,823	10,939	11,263	6%
TCE per earning day2)	12,020	9,809	13,122	12,189	10,873	-10%	11,498
Operating days	1,012	1,012	1,001	1,001	1,012	0%
Operating expenses per operating day3)	5,436	6,919	5,577	5,686	6,165	13%	6,089

1)           Spot rates = Time Charter Equivalent Earnings for all charters with less than 6 months duration = Gross freight income less bunker, commissions and port expenses.

2)           TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

3)           Operating expenses are related to owned vessels.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 6 of 25

Bulk Division

The freight rates in all bulk segments suffered in the third quarter of 2012 as the US grain harvest was affected by drought giving the lowest yield in six years. This was combined with the continued macroeconomic crisis including e.g. the European debt issues as well as a supply overhang of tonnage.
In the Atlantic spot market, the freight rates for Panamax dropped to USD/day 11-12,000 on front haul voyages and to USD/day 2-3,000 on round voyages. The main reasons were an oversupply of tonnage ballasting inbound, the weak US grain season and logistical disruptions from the tropical storm Isaac. The Handymax segment was also affected by the lack of grain activity and the freight rates dropped by USD/day 6-7,000 on front haul voyages to USD/day 12-13,000.

The Pacific spot market struggled as expected due to the slower Indian activity in the monsoon season and the partly enforced commodity export ban by the Indonesian authorities. The freight rates for Panamax and Handymax dropped to USD/day 3-4,000 on round voyages.

The number of newbuilding deliveries in the third quarter of 2012 declined compared to the first two quarters of 2012 with 41 Capesize, 81 Panamax and 62 Handymax vessels being delivered (source: SSY).

TORM continued to experience a continued high number of waiting days in the third quarter of 2012 due to the adverse effects of the Company's financial situation. TORM's Panamax time charter equivalent (TCE) earnings in the third quarter of 2012 were USD/day 7,793 or 36% below the same period in 2011. The realized TCE earnings for Handymax during the third quarter of 2012 were USD/day 9,051, which is 28% lower than in the same period of 2011.

The Bulk Division's operating loss for the third quarter of 2012 was USD 4 million, compared to a loss of USD 16 million in the same period of 2011. Unrealized non-cash mark-to-market effects were positive with USD 4 million.

Bulk Division	Q3 11	Q4 11	Q1 12	Q2 12	Q3 12	Change	12 month
						Q3 11	avg.
						- Q3 12
Panamax (60-80,000 DWT)
Available earning days	2.279	3.127	1.848	1.447	1.205	-47%
TCE per earning day1)	12.140	14.357	9.670	9.647	7.793	-36%	11.291
Operating days	184	184	182	182	184	0%
Operating expenses per operating day2)	5.126	3.896	3.934	5.130	4.212	-18%	4.292
Handymax (40-55,000 DWT)
Available earning days	1.152	1.361	642	260	757	-34%
TCE per earning day1)	12.510	13.403	11.763	4.353	9.051	-28%	11.185
Operating days	-	-	-	-	-	-
Operating expenses per operating day2)	-	-	-	-	-	-	-

1)           TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

2)           Operating expenses are related to owned vessels.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 7 of 25

Fleet development

No sale or purchase of vessels was concluded in the third quarter of 2012, and TORM did not order any new vessels in the third quarter of 2012. TORM's owned fleet consists of 66 product tankers and two dry bulk vessels. TORM does not have any newbuildings on order. At the end of the third quarter of 2012, outstanding CAPEX relating to the order book was thus zero, compared to USD 167 million in the same period of 2011.

TORM's operated fleet as at 30 September 2012 is shown in the table below. In addition to the 68 owned vessels, TORM had chartered-in 17 product tankers and nine bulk vessels on longer time charter contracts (minimum one year contracts) and eight bulk vessels on shorter time charter contracts (less than one year contracts). Another 20 product tankers were either in pool or under commercial management with TORM.

No. of vessels	Current fleet			New buildings and T/C-in deliveries with a period of >=12 months
	Q2 2012	Changes	Q3 2012	2012	2013	2014
Owned vessels
LR2	9.0	-	9.0
LR1	7.0	-	7.0
MR	39.0	-	39.0
Handysize	11.0	-	11.0
Tanker Division	66.0	-	66.0	-	-	-
Panamax	2.0	-	2.0
Handymax		-	-
Bulk Division	2.0	-	2.0	-	-	-
Total	68.0	-	68.0	-	-	-

T/C-in vessels with contract period >= 12 months
LR2	2.0	-	2.0
LR1	13.0	-2.0	11.0
MR	10.0	-6.0	4.0
Handysize		-	-
Tanker Division	25.0	-8.0	17.0	-	-	-
Panamax	9.0	-2.0	7.0		1.0
Handymax	2.0	-	2.0
Bulk Division	11.0	-2.0	9.0	-	1.0	-
Total	36.0	-10.0	26.0	-	1.0	-

T/C-in vessels with contract period <12 months
LR2
LR1
MR
Handysize
Tanker Division	-	-	-
Panamax	3.0	-2.0	1.0
Handymax	2.0	5.0	7.0
Bulk Division	5.0	3.0	8.0
Total	5.0	3.0	8.0

Post/commercial management	18.0	2.0	20.0

Total fleet	127.0	-5.0	122.0

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 8 of 25

Notes on the financial reporting

Accounting policies

The interim report for the period 1 January – 30 September 2012 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2011. The accounting policies are described in more detail in the Annual Report for 2011. As from 1 January 2012, TORM has implemented the amendment to IFRS 7 regarding disclosures about transfer of financial assets. The amended standard has not affected the recognition and measurement in TORM's interim report for the first nine months of 2012. The interim report of the third quarter of 2012 is unaudited, in line with the normal practice.

Income statement

The gross profit for the third quarter of 2012 was USD 3 million, compared to USD 2 million for the corresponding period in 2011.

The third quarter of 2012 was not impacted by sale of vessels, as also was the case for the third quarter of 2011. Administrative costs in the third quarter of 2012 were USD 15 million, compared to USD 17 million in the third quarter of 2011, as a result of the Company's cost program.

The result before depreciation (EBITDA) for the third quarter of 2012 was a loss of USD 11 million, compared to a loss of USD 17 million for the corresponding period of 2011.

Depreciation in the third quarter of 2012 was USD 35 million, USD 1 million lower than in the third quarter of 2011. This decrease was due to fewer vessels.

The primary operating result for the third quarter of 2012 was a loss of USD 46 million, compared to a loss of USD 53 million in the same quarter of 2011.

The third quarter of 2012 was positively impacted by mark-to-market non-cash adjustments of USD 6 million in total: Positive USD 4 million in connection with FFA/bunker derivatives and a positive net effect from other financial derivatives amounting to USD 2 million. The third quarter of 2011 had negative mark-to-market non-cash adjustments of USD 5 million.

Financial expenses of USD 33 million include USD 15 million in restructuring costs – primarily fees to advisors to the Company's creditors and TORM.

The result after tax was a loss of USD 79 million in the third quarter of 2012, as against a loss of USD 70 million in the third quarter of 2011.

Assets

Total assets were down from USD 2,779 million as at 31 December 2011 to USD 2,507 million as at 30 September 2012. The book value of the fleet excluding financial lease vessels as of 30 September 2012 was USD 2,167 million. Based on broker valuations, TORM's fleet excluding financial lease vessels had a market value of USD 1,316 million as of 30 September 2012. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows in accordance with IFRS requirements. The estimated value for the fleet as at 30 September 2012 supports the book value. During third quarter of 2012, it was decided to initiate wind down of the jointly controlled entity, FR8. The book value of TORM's 50% share in FR8 is USD 0 million.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 9 of 25

Debt

Net interest-bearing debt was USD 1,858 million as at 30 September 2012, compared to USD 1,852 million as at 30 June 2012. As at 30 September 2012, TORM was in breach of its financial covenants under the existing loan agreements. As at 30 September 2012, TORM did not have a standstill agreement with the bank group and therefore the Company no longer had the right to defer payments until such time as the final Restructuring Agreement had been entered into. On 5 November 2012 TORM finalized the technical completion of its restructuring after which the bank debt will be reclassified as non-current liabilities.

Equity

Equity declined in the third quarter of 2012 from USD 435 million as at 30 June 2012 to USD 358 million as at 30 September 2012 primarily due to the loss during the period. Equity as a percentage of total assets was 14% as at 30 September 2012, compared to 23% as at 31 December 2011.

TORM held 3,230,432 treasury shares as at 30 September 2012, equivalent to 4.4% of the Company's share capital. This is the same level as of 30 June 2012. Following the restructuring on 5 November 2012, TORM today holds 6,970,272 treasury shares, equivalent to 1.0% of the Company's share capital.

Liquidity

TORM had cash of USD 13 million at the end of the third quarter of 2012 and no credit lines available. TORM has no order book and therefore no CAPEX related hereto. As at 6 November 2012 and following the restructuring, the cash and available credit lines totaled USD 65 million as planned.

Post balance sheet events

As stated in announcement no. 31 dated 2 October 2012, TORM has signed a Restructuring Agreement with its banks and time charter partners that secures the Company deferral of bank debt, new liquidity and substantial savings from the restructured time charter book.

As stated in announcements no. 32 and 33 dated 5 November 2012, TORM has finalized the technical completion of the restructuring with its banks and time charter partners. In connection with the restructuring, the Board of Directors in TORM A/S completed the decrease of TORM's share capital decided at the Annual General Meeting held on 23 April 2012. The nominal amount per share was decreased from DKK 5.00 to DKK 0.01 by transfer of the reduction amount to a special reserve fund. Subsequently, the Board of Directors decided to exercise the authorization in article 2.14 of the Articles of Association and increase the share capital of TORM A/S by issuing 665.2 million new shares by conversion of debt of totally DKK 1.174.100.581 (approximately USD 200 million) to TORM's banks and time charter partners or their assignees. The new shares issued correspond to 90% of TORM's registered share capital and votes registered with the Danish Business Authority.

As stated in announcement no. 34 dated 5 November 2012, TORM has received notification that the following shareholders now hold more than 5% of the share capital in the Company: HSH Nordbank AG, Danske Bank, Nordea Bank Danmark A/S, Deutsche Bank AG and DBS Bank Ltd.

Please refer to "note 6 - Post balance sheet date events" for more details.

Financial calendar

TORM's Annual Report for 2012 will be published on 28 February 2013. TORM's financial calendar can be found at www.torm.com/investor-relations.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 10 of 25

About TORM

TORM is one of the world's leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company operates a fleet of approximately 120 modern vessels in cooperation with other respected shipping companies sharing TORM's commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM's shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for "tonne miles" of oil carried by oil tankers, the effect of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM's operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements are based on management's current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 11 of 25

Statement by the Board of Directors and Executive Management

The Board and Management have today discussed and adopted this interim report for the period 1 January – 30 September 2012. In this respect, we refer to note 1 and note 6 in this third quarter report 2012.

This interim report is unaudited and was prepared in accordance with the International Financial Reporting Standards for Interim Financial Reporting, IAS 34, as adopted by the EU and additional disclosure of listed Danish companies.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group's assets, debt, financial position, results and cash flows.

Copenhagen, 7 November 2012

Executive Management	Board of Directors
Jacob Meldgaard, CEO Roland M. Andersen, CFO	Niels Erik Nielsen, Chairman Christian Frigast, Deputy Chairman Jesper Jarlbæk Kari Millum Gardarnar Rasmus Johannes Hoffmann

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 12 of 25

Consolidated income statement

Million USD	Q3 2012	Q3 2011	Q1-Q3 2012	Q1-Q3 2011	2011
Revenue	256.0	331.8	838.9	937.9	1,305.2
Port expenses, bunkers and commissions	-154.2	-182.8	-488.0	-472.5	-675.0
Freight and bunkers derivatives	8.0	-0.9	13.5	9.0	14.1

Time charter equivalent earnings	109.8	148.1	364.4	474.4	644.3

Charter hire	-64.4	-103.5	-209.4	-279.7	-398.3
Operating expenses	-42.3	-42.3	-124.0	-125.5	-165.0

Gross profit (Net earnings from shipping activities)	3.1	2.3	31.0	69.2	81.0

Profit from sale of vessels	0.0	0.0	-15.9	1.4	-52.6
Administrative expenses	-14.9	-16.8	-48.0	-51.6	-71.2
Other operating income	0.4	0.4	1.3	2.9	3.2
Share of results of jointly controlled entities	0.2	-2.9	-9.6	-5.3	-4.2

EBITDA	-11.2	-17.0	-41.2	16.6	-43.8

Impairment losses on jointly controlled entities	0.0	0.0	-41.5	0.0	-13.0
Impairment losses on tangible and intangible assets	0.0	0.0	0.0	0.0	-187.0
Amortizations and depreciation	-35.2	-36.1	-103.3	-109.2	-144.8

Operating profit (EBIT)	-46.4	-53.1	-186.0	-92.6	-388.6

Financial income	1.3	-0.5	8.1	1.5	9.9
Financial expenses	-32.5	-16.5	-110.3	-47.6	-72.7

Profit/(loss) before tax	-77.6	-70.1	-288.2	138.7	-451.4

Tax	-0.9	-0.3	-1.1	-1.3	-1.6

Net profit/(loss) for the period	-78.5	-70.4	-289.3	-140.0	-453.0

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-1.1	-1.0	-4.2	-2.0	-6.5
Earnings/(loss) per share, EPS (DKK)*	-6.7	-5.3	-24.1	10.7	-34.9
Diluted earnings/(loss) per share, (USD)	-1.1	-1.0	-4.2	-2.0	-6.5
Diluted earnings/(loss) per share, (DKK)*	-6.7	-5.3	-24.1	-10.7	-34.9

*) The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 13 of 25

Consolidated income statement per quarter

Million USD	Q3 12	Q2 12	Q1 12	Q4 11	Q3 11

Revenue	256.0	272.3	310.6	367.3	331.8
Port expenses, bunkers and commissions	-154.2	-161.6	-172.2	-202.5	-182.8
Freight and bunkers derivatives	8.0	-8.1	13.6	5.1	-0.9

Time charter equivalent earnings	109.8	102.6	152.0	169.9	148.1

Charter hire	-64.4	-60.6	-84.4	-118.6	-103.5
Operating expenses	-42.3	-41.4	-40.3	-39.5	-42.3

Gross profit (Net earnings from shipping activities)	3.1	0.6	27.3	11.8	2.3

Profit from sale of vessels	0.0	0.0	-15.9	-54.0	0.0
Administrative expenses	-14.9	-16.5	-16.6	-19.6	-16.8
Other operating income	0.4	0.4	0.5	0.3	0.4
Share of results of jointly controlled entities	0.2	-7.4	-2.4	1.1	-2.9

EBITDA	-11.2	-22.9	-7.1	-60.4	-17.0

Impairment losses on jointly controlled entities	0.0	-41.5	0.0	-13.0	0.0
Impairment losses on tangible and intangible assets	0.0	0.0	0.0	-187.0	0.0
Amortizations and depreciation	-35.2	-34.1	-34.0	-35.6	-36.1

Operating profit (EBIT)	-46.4	-98.5	-41.1	-296.0	-53.1

Financial income	1.3	3.2	3.6	8.4	-0.5
Financial expenses	-32.5	-36.8	-41.0	-25.1	-16.5

Profit/(loss) before tax	-77.6	-132.1	-78.5	-312.7	-70.1

Tax	-0.9	0.0	-0.2	-0.3	-0.3

Net profit/(loss) for the period	-78.5	-132.1	-78.7	-313.0	-70.4

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-1.1	-1.9	-1.1	-4.5	-1.0
Diluted earnings/(loss) per share, (USD)	-1.1	-1.9	-1.1	-4.5	-1.0

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 14 of 25

Consolidated statement of comprehensive income

Million USD	Q3 2012	Q3 2011	Q1-Q3 2012	Q1-Q3 2011	2011

Net profit/(loss) for the period	-78.5	-70.4	-289.3	-140.0	-453.0

Other comprehensive income:

Exchange rate adjustment arising on translation of entities using a measurement currency different from USD	0.1	-0.3	0.4	-0.3	-0.4

Fair value adjustment on hedging instruments	-2.5	-18.0	-11.6	-28.1	-29.7

Value adjustment on hedging instruments transferred to income statement	4.2	0.0	14.1	0.8	1.7

Fair value adjustment on available for sale investments	0.2	9.1	-0.1	9.2	8.7

Other comprehensive income after tax	2.0	-9.2	2.8	-18.4	-19.7

Total comprehensive income	-76.5	-79.6	-286.5	158.4	-472.7

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 15 of 25

Consolidated balance sheet – Assets

Million USD	30 September 2012	30 September 2011	31 December 2011

NON-CURRENT ASSETS

Intangible assets
Goodwill	0.0	89.2	0.0
Other intangible assets	1.8	1.9	1.9
Total intangible assets	1.8	91.1	1.9

Tangible fixed assets
Land and buildings	1.6	2.0	2.0
Vessels and capitalised dry-docking	2,233.6	2,453.0	2,258.6
Prepayments on vessels	0.0	138.1	69.2
Other plant and operating equipment	6.9	8.3	8.1
Total tangible fixed assets	2,242.1	2,601.4	2,337.9

Financial assets
Investment in jointly controlled entities	0.9	66.4	50.3
Loans to jointly controlled entities	0.0	8.7	8.2
Other investments	12.1	12.2	11.6
Total financial assets	13.0	87.3	70.1

TOTAL NON-CURRENT ASSETS	2,256.9	2,779.8	2,409.9

CURRENT ASSETS

Bunkers	66.2	62.2	84.6
Freight receivables	122.9	132.8	140.2
Other receivables	27.3	17.6	26.0
Other financial assets	0.0	0.9	0.0
Prepayments	21.6	29.8	11.8
Cash and cash equivalents	12.5	95.8	85.5
	250.5	339.1	348.1

Non-current assets held for sale	0.0	0.0	21.2

TOTAL CURRENT ASSETS	250.5	339.1	369.3

TOTAL ASSETS	2,507.4	3,118.9	2,779.2

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 16 of 25

Consolidated balance sheet – Equity and liabilities

Million USD	30 September 2012	30 September 2011	31 December 2011

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-17.3	-17.3	-17.3
Revaluation reserves	6.1	6.7	6.2
Retained profit	331.6	932.7	620.0
Proposed dividends	0.0	0.0	0.0
Hedging reserves	-27.4	-29.1	-29.8
Translation reserves	4.2	3.8	3.6
TOTAL EQUITY	358.3	957.9	643.8

LIABILITIES

Non-current liabilities
Deferred tax liability	53.3	53.9	53.7
Mortgage debt and bank loans	0.0	1,664.5	0.0
Finance lease liabilities	27.4	74.4	29.4
Deferred income	5.5	0.0	6.4
TOTAL NON-CURRENT LIABILITIES	86.2	1,792.8	89.5

Current liabilities
Mortgage debt and bank loans	1,793.7	189.6	1,794.6
Finance lease liabilities	49.6	3.4	48.3
Trade payables	111.1	74.8	115.6
Current tax liabilities	1.0	1.1	1.2
Other liabilities	106.3	90.9	85.0
Acquired liabilities related to options on vessels	0.0	0.5	0.0
Deferred income	1.2	7.9	1.2
TOTAL CURRENT LIABILITIES	2,062.9	368.2	2,045.9

TOTAL LIABILITIES	2,149.1	2,161.0	2,135.4

TOTAL EQUITY AND LIABILITIES	2,507.4	3,118.9	2,779.2

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 17 of 25

Consolidated statement of changes in equity as at 1 January – 30 September 2012

Million USD	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
Equity at 1 January 2012	61.1	-17.3	620.0	0.0	6.2	-29.8	3.6	643.8

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-289.3	-	-	-	-	-289.3
Other comprehensive income for the year	-	-	-	-	-0.1	2.5	0.4	2.8
Total comprehensive income for the year	-	-	-289.3	-	-0.1	2.5	0.4	-286.5

Disposal treasury shares, cost	-	-	-	-	-	-	-	0.0
Loss from disposal of treasury shares	-	-	-	-	-	-	-	0.0
Share-based compensation	-	-	1.0	-	-	-	-	1.0
Total changes in equity Q1-Q3 2012	0.0	0.0	-288.3	0.0	-0.1	2.5	0.4	-285.5
Equity at 30 September 2012	61.1	-17.3	331.7	0.0	6.1	-27.3	4.0	358.3

Consolidated statement of changes in equity as at 1 January – 30 September 2011

	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
Million USD
Equity at 1 January 2011	61.1	-17.9	1,072.3	0.0	-2.5	-1.8	4.1	1,115.3

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-140.0	-	-	-	-	-140.0
Other comprehensive income for the year	-	-	-	-	9.2	-27.3	-0.3	-18.4
Total comprehensive income for the year	-	-	-140.0	-	9.2	-27.3	-0.3	-158.4

Disposal treasury shares, cost	-	0.6	-	-	-	-	-	0.6
Loss from disposal of treasury shares	-	-	-0.6	-	-	-	-	-0.6
Share-based compensation	-	-	1.0	-	-	-	-	1.0
Total changes in equity Q1-Q3 2011	0.0	0.6	-139.6	0.0	9.2	-27.3	-0.3	-157.4
Equity at 30 September 2011	61.1	-17.3	932.7	0.0	6.7	-29.1	3.8	957.9

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 18 of 25

Consolidated statement of cash flows

			Q1-Q3	Q1-Q3
Million USD	Q3 2012	Q3 2011	2012	2011	2011

Cash flow from operating activities
Operating profit	-46.4	-53.1	-186.0	-92.6	-388.6

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	0.0	15.9	-1.4	52.6
Reversal of amortizations and depreciation	35.2	36.1	103.3	109.2	144.8
Reversal of impairment of jointly controlled entities	0.0	0.0	41.5	0.0	13.0
Reversal of impairment of tangible and intangible assets	0.0	0.0	0.0	0.0	187.0
Reversal of share of results of jointly controlled entities	-0.2	2.9	9.6	5.3	4.2
Reversal of other non-cash movements	-4.0	5.7	-2.3	-6.3	-6.8

Dividends received	0.0	0.0	0.4	0.0	0.0
Dividends received from jointly controlled entities	0.0	0.2	0.0	1.2	1.4
Interest received and exchange rate gains	0.1	-1.3	0.1	5.2	5.0
Interest paid and exchange rate losses	-0.8	-13.8	-21.7	-47.5	-67.0
Advisor fees related to financing and restructuring plan	-15.4	0.0	-55.4	0.0	0.0
Income taxes paid/repaid	-0.2	-1.1	-0.7	-2.3	-2.7
Change in bunkers, accounts receivables and payables	37.3	3.8	24.8	-32.7	-17.7
Net cash flow from operating activities	5.6	-20.6	-70.5	-61.9	-74.8

Cash flow from investing activities
Investment in tangible fixed assets	-8.0	-4.4	-56.5	-106.8	-118.5
Investment in equity interests and securities	0.0	-0.1	0.0	-0.1	0.0
Loans to jointly controlled entities	0.0	0.5	8.2	1.6	2.1
Sale of equity interests and securities	0.1	0.0	1.9	0.0	0.0
Sale of non-current assets	0.0	14.4	49.6	209.1	284.5
Net cash flow from investing activities	-7.9	10.4	3.2	103.8	168.1

Cash flow from financing activities
Borrow ing, mortgage debt	0.0	0.0	22.5	87.0	87.0
Borrow ing, finance lease liabilities	0.0	0.0	0.0	46.8	46.8
Repayment/redemption, mortgage debt	0.0	-38.5	-26.4	-194.7	-254.1
Repayment/redemption, finance lease liabilities	-1.9	-2.6	-1.8	-5.2	-7.5
Net cash flow from financing activities	-1.9	-41.1	-5.7	-66.1	-127.8

Net cash flow from operating, investing and financing activities	-4.2	-51.3	-73.0	-24.2	-34.5

Cash and cash equivalents, beginning balance	16.7	147.1	85.5	120.0	120.0

Cash and cash equivalents, ending balance	12.5	95.8	12.5	95.8	85.5

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 19 of 25

Consolidated quarterly statement of cash flows

Million USD	Q3 12	Q2 12	Q1 12	Q4 11	Q3 11

Cash flow from operating activities
Operating profit	-46.4	-98.5	-41.1	-296.0	-53.1

Adjustments:
Reversal of profit/(loss) from sale of vessels	0.0	0.0	15.9	54.0	0.0
Reversal of amortizations and depreciation	35.2	34.1	34.0	35.6	36.1
Reversal of impairment of jointly controlled entities	0.0	41.5	0.0	13.0	0.0
Reversal of impairment of tangible and intangible assets	0.0	0.0	0.0	187.0	0.0
Reversal of share of results of jointly controlled entities	-0.2	7.4	2.4	-1.1	2.9
Reversal of other non-cash movements	-4.0	11.2	-9.5	-0.5	5.7

Dividends received	0.0	0.4	0.0	0.0	0.0
Dividends received from jointly controlled entities	0.0	0.0	0.0	0.2	0.2
Interest received and exchange rate gains	0.1	-0.2	0.2	-0.2	-1.3
Interest paid and exchange rate losses	-0.8	-2.9	-18.0	-19.5	-13.8
Advisor fees related to financing and restructuring plan	-15.4	-18.0	-22.0	0.0	0.0
Income taxes paid/repaid	-0.2	0.0	-0.5	-0.4	-1.1
Change in bunkers, accounts receivables and payables	37.3	5.5	-18.0	14.9	3.8
Net cash flow from operating activities	5.6	-19.5	-56.6	-13.0	-20.6

Cash flow from investing activities
Investment in tangible fixed assets	-8.0	-4.4	-44.1	-11.6	-4.4
Investment in equity interests and securities	0.0	0.0	0.0	0.1	-0.1
Loans to jointly controlled entities	0.0	8.2	0.0	0.5	0.5
Sale of equity interests and securities	0.1	1.8	0.0	0.0	0.0
Sale of non-current assets	0.0	0.3	49.3	75.4	14.4
Net cash flow from investing activities	-7.9	5.9	5.2	64.4	10.4

Cash flow from financing activities
Borrowing, mortgage debt	0.0	0.0	22.5	0.0	0.0
Borrowing, finance lease liabilities	0.0	0.0	0.0	0.0	0.0
Repayment/redemption, mortgage debt	0.0	0.0	-26.4	-59.4	-38.5
Repayment/redemption, finance lease liabilities	-1.9	0.9	-0.8	-2.3	-2.6
Net cash flow from financing activities	-1.9	0.9	-4.7	-61.7	-41.1

Net cash flow from operating, investing and financing activities	-4.2	-12.7	-56.1	-10.3	-51.3

Cash and cash equivalents, beginning balance	16.7	29.4	85.5	95.8	147.1

Cash and cash equivalents, ending balance	12.5	16.7	29.4	85.5	95.8

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 20 of 25

Notes

Note 1 - Impairment test
As at 30 September 2012, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the Tanker Division, the Bulk Division and the investment in 50% of FR8.

Based on the review, Management concluded that:

•	Assets within the Tanker Division were not further impaired as of 30 September 2012 as the value in use exceeds the carrying amount

•	Assets within the Bulk Division were not impaired as the fair value less costs to sell exceeded the carrying amount

•	To maintain the impairment of the investment in FR8 of USD 42 million to zero recognized in Q2 2012 in addition to the impairment losses recognized in previous years

Tanker Division

The methodology used for calculating the value in use is unchanged compared to the Annual Report for 2011 and accordingly the freight rate estimates in the period 2012 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average spot freight rate. The freight rates from 2016 are based on the 10-year historic average spot freight rates from Clarksons adjusted by the inflation rate.

The WACC of 8.0% (30 September 2011: 8.2%) is unchanged compared to 31 December 2011.

The 10-year historic average spot freight rates as of 30 September 2012 are as follows:

•	LR2 USD/day 26,709 (30 September 2011: USD/day 27,811)

•	LR1 USD/day 22,493 (30 September 2011: USD/day 23,293)

•	MR USD/day 19,892 (30 September 2011: USD/day 20,227)

Management believes that these major assumptions are reasonable.

The calculation of value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:

•	A decrease in the tanker freight rates of USD/day 500 would result in a further impairment of USD 135 million for the Tanker Division

•	An increase of the WACC of 1.0% would result in a further impairment of USD 181 million for the Tanker Division

•	An increase of the operating expenses of 5.0% would result in a further impairment of USD 90 million for the Tanker Division

In case the market conditions do not improve in order to sustain the current 10-year historic average spot freight rates, the Company may have to make further impairments of the assets.

It should be emphasized that in a forced sale the recoverable amount of the vessels would be significantly lower than the carrying amount under a going concern assumption.

Based on broker valuations, TORM's fleet excluding financial lease vessels had a market value of USD 1,316 million as of 30 September 2012.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 21 of 25

Note 2 - Vessels and capitalized dry-docking

	30 September	30 September	31 December
USD million	2012	2011	2011

Cost:
Balance at 1 January	2,999.3	3,113.9	3,113.9
Additions	13.4	10.7	20.7
Disposals	-49.6	-249.0	-334.6
Transferred to/from other items	102.9	199.3	199.3
Transferred to non-current assets held for sale	0.0	0.0	0.0
Balance	3,066.0	3,074.9	2,999.3

Depreciation and impairments:

Balance at 1 January	740.7	553.8	553.8
Disposals	-8.7	-54.3	-67.8
Depreciation for the year	100.4	106.1	140.6
Impairment loss	0.0	0.0	97.8
Transferred to/from other items	0.0	16.3	16.3
Balance	832.4	621.9	740.7

Carrying amount	2,233.6	2,453.0	2,258.6

Note 3 - Prepayments on vessels

	30 September	30 September	31 December
USD million	2012	2011	2011

Cost:
Balance at 1 January	69.2	243.3	243.3
Additions	41.7	94.1	94.8
Disposals	-8.0	0.0	-7.8
Transferred to/from other items	-102.9	-199.3	-199.3
Transferred to non-current assets held for sale	0.0	0.0	-61.8
Balance	0.0	138.1	69.2

Depreciation and impairments:
Balance at 1 January	0.0	16.3	16.3
Disposals	0.0	0.0	0.0
Depreciation for the year	0.0	0.0	0.0
Transferred to/from other items	0.0	-16.3	-16.3
Balance	0.0	0.0	0.0

Carrying amount	0.0	138.1	69.2

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 22 of 25

Note 4 - Mortgage debt and bank loans

	30 September	30 September	31 December
Million USD	2012	2011	2011

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	1,793.7	189.6	1,794.6
Falling due betw een one and two years	0.0	281.8	0.0
Falling due betw een two and three years	0.0	154.1	0.0
Falling due betw een three and four years	0.0	737.3	0.0
Falling due betw een four and five years	0.0	111.2	0.0
Falling due after five years	0.0	380.1	0.0

Carrying amount	1,793.7	1,854.1	1,794.6

As at 30 September 2012, TORM's equity ratio of 14.3% and cash at bank of USD 12.5 million resulted in a breach of its financial covenants under the existing loan agreements. As at 30 September 2012, TORM therefore does not have an unconditional right to defer payments on the loans for more than 12 months and the mortgage debt and bank loans are in principle payable on demand. Accordingly the mortgage debt and bank loans are classified as current liabilities in the balance sheet.

Please refer to "note 6 - Post balance sheet date events" for an outline of the restructuring of TORM.

Note 5 - Segment information

Million USD	Q1-Q3 2012				Q1-Q3 2011
	Tanker Division	Bulk Division	Not allocated	Total	Tanker Division	Bulk Division	Not allocated	Total

Revenue	698.0	140.9	0.0	838.9	721.6	216.3	0.0	937.9
Port expenses, bunkers and commissions	-404.6	-83.4	0.0	-488.0	-377.0	-95.5	0.0	-472.5
Freight and bunkers derivatives	-0.1	13.6	0.0	13.5	4.1	4.9	0.0	9.0
Time charter equivalent earnings	293.3	71.1	0.0	364.4	348.7	125.7	0.0	474.4
Charter hire	-134.3	-75.1	0.0	-209.4	-148.1	-131.6	0.0	-279.7
Operating expenses	-121.6	-2.4	0.0	-124.0	-123.0	-2.5	0.0	-125.5
Gross profit (Net earnings from shipping activities)	37.4	-6.4	0.0	31.0	77.6	-8.4	0.0	69.2
Profit from sale of vessels	-15.9	0.0	0.0	-15.9	1.8	-0.4	0.0	1.4
Administrative expenses	-42.7	-5.3	0.0	-48.0	-42.2	-9.4	0.0	-51.6
Other operating income	1.2	0.1	0.0	1.3	2.8	0.1	0.0	2.9
Share of results of jointly controlled entities	-5.1	0.0	-4.5	-9.6	2.1	0.0	-7.4	-5.3
EBITDA	-25.1	-11.6	-4.5	-41.2	42.1	-18.1	-7.4	16.6
Impairment losses on jointly controlled entities	0.0	0.0	-41.5	-41.5	0.0	0.0	0.0	0.0
Amortizations and depreciation	-101.2	-2.1	0.0	-103.3	-106.8	-2.4	0.0	-109.2
Operating profit (EBIT)	-126.3	-13.7	-46.0	-186.0	-64.7	-20.5	-7.4	-92.6
Financial income	-	-	8.1	8.1	-	-	1.5	1.5
Financial expenses	-	-	-110.3	-110.3	-	-	-47.6	-47.6
Profit/(loss) before tax	-	-	-148.2	-288.2	-	-	-53.5	-138.7
Tax	-	-	-1.1	-1.1	-	-	-1.3	-1.3
Net profit/(loss) for the period	-	-	-149.3	-289.3	-	-	-54.8	-140.0

BALANCE SHEET
Total non-current assets	2,207.3	37.4	12.2	2,256.9	2,599.7	102.5	77.6	2,779.8

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 23 of 25

Note 6 - Post balance sheet date events
As stated in announcement no. 31 dated 2 October 2012, TORM has signed a Restructuring Agreement with its banks and time charter partners that secures the Company deferral of bank debt, new liquidity and substantial savings from the restructured time charter book. The highlights of the restructuring include:

•	Current shareholders retain 10.0% ownership, compared to 7.5% communicated earlier

•	USD 100 million in new working capital facility available until 30 September 2014

•	Maturities for the existing bank debt of USD 1.8 billion are extended until 31 December 2016 with new uniform covenants and terms and divided into three tranches

•	Deferral of installments on the entire bank debt until 30 September 2014 and reduced repayments until 31 December 2016

•	Interest on existing debt is only paid if TORM has sufficient liquidity until at least 30 June 2014 with potential extension to 30 September 2014

•	Mark-to-market savings estimated at approximately USD 270 million from amended time charter agreements

•	TORM expects to be cash flow positive even at the current rate levels

•	As part of the restructuring, certain specific option rights have been agreed that may result in a sales process for up to 22 vessels and repayment of the related debt.

As stated in announcements no. 32 and 33 dated 5 November 2012, TORM has finalized the technical completion of the restructuring with its banks and time charter partners. In connection with the restructuring, the Board of Directors in TORM A/S completed the decrease of TORM's share capital decided at the Annual General Meeting held on 23 April 2012. The nominal amount per share was decreased from DKK 5.00 to DKK 0.01 by transfer of the reduction amount to a special reserve fund. Subsequently, the Board of Directors decided to exercise the authorization in article 2.14 of the Articles of Association and increase the share capital of TORM A/S by issuing 665.2 million new shares by conversion of debt of totally DKK 1.174.100.581 (approx. USD 200 million) to TORM's banks and time charter partners or their assignees. The new shares issued correspond to 90% of TORM's registered share capital and votes registered with the Danish Business Authority.

The Company's group of banks has through the implementation of the restructuring aligned key terms and conditions and financial covenants across all existing debt facilities, and all maturities on existing credit facilities have been adjusted to 31 December 2016. Interest on the existing debt will only be paid if the Company has sufficient liquidity, and otherwise the remainder will be rolled up until at least 30 June 2014 with potential extension until 30 September 2014. On average the interest margin is increased to approximately 240 basis points across the existing bank debt. The Company will pay interest on the new working capital facility until 30 September 2014.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 24 of 25

The new financing agreements provide for a deferral of installment on the existing bank debt until 30 September 2014, in which period rescheduled principal amortizations will only fall due if the Company has sufficient liquidity. Provided that the Company generates sufficient cash, certain cash sweep mechanisms will apply. Annualized minimum amortizations of USD 100 million will commence with effect from 30 September 2014 until 31 December 2016. If vessels are sold, the related debt will fall due. New financial covenants apply uniformly across the bank debt facilities.

If the difficult conditions in the tanker and bulk markets during 2012 will continue to prevail for a longer period, the Company anticipates to be in breach with the new financial covenants during the course of 2013. However, in market conditions where the most current pick-up in product tanker freight rates will prove sustainable over the coming years, the Company will be in compliance with its financial covenants and be able to service interest and installment obligations on the bank debt as they become due.

With effect from the restructuring dated 5 November 2012, TORM's future time charter liabilities as per the original charter parties are reduced by approx. USD 590 million from USD 818 million to USD 228 million by aligning rates to current market level or by redelivering time charter vessels.

As stated in announcement no. 34 dated 5 November 2012, TORM has received notification that the following shareholders now hold more than 5% of the share capital in the Company: HSH Nordbank AG, Danske Bank, Nordea Bank Danmark A/S, Deutsche Bank AG, and DBS Bank Ltd.

Note 7 - Accounting policies
The interim report for the period 1 January – 30 September 2012 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2011. The accounting policies are described in more detail in the Annual Report for 2011. As from 1 January 2012, TORM has implemented the amendment to IFRS 7 regarding disclosures about transfer of financial assets. The amended standard has not affected the recognition and measurement in TORM's interim report for the first nine months of 2012. The interim report of the third quarter of 2012 is unaudited, in line with the normal practice.

Announcement no. 35 / 7 November 2012	Third quarter report 2012	Page 25 of 25